March 15, 2005


Mail Stop 03-06

Paul Genova
President and Chief Financial Officer
Wireless Telecom Group, Inc.
25 Eastmans Road
Parsippany, New Jersey 07054

Re:	Wireless Telecom Group, Inc.
Amendment No. 1 to Preliminary Schedule 14A filed March 7, 2005
      File No. 001-11916

Dear Mr. Genova:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Preliminary Schedule 14A

Indemnification Provisions - Page 6

1. We note your response to prior comment 9. Revise to disclose the percentage of your revenues generated by products that are subject to
IP allegations.

New Loan Agreement - Page 7

2. We note your response to prior comment 11.  You state on pages
8
and 85 that Willtek entered into the new loan agreement, in part, "to extend the maturity date of the existing loan." Please reconcile this with the fact that the new loan agreement actually accelerates the repayment for most of the loan balance because it establishes installment payment dates that commence on March 31, 2006. Clarify that only the final installment payment extends beyond the maturity date contained in the previous loan agreement.

3. Revise your disclosure to state, if true, that you believe the terms of the new loan agreement with Investcorp are no less favorable than loan terms available from an independent third party.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations of WTT - Page 90

Critical Accounting Policies - Page 90

Valuation of Long-Lived Assets - Page 91

4. We note your response to prior comment 36 and we also see your revised disclosure for valuation of long-lived assets. We believe your revised disclosure is vague and does not provide sufficient information for the reader to understand the estimates relating to valuation of long-lived assets. Revise to clearly describe the factors you consider in performing your analysis. For example, you state that you consider "management`s annual review of goodwill." Revise to describe in detail what information you use from the annual review of goodwill. Revise to also discuss the estimates involved in your analysis and why those estimates bear the risk of change. Consider adding disclosures of significant assumptions used in your analysis, including, among others, projected annual growth rates and discount rates. Finally, expand your disclosure to discuss how you analyze and estimate what the "future benefit to the company" will be.

Results of Operations - Page 91

For the Nine Months Ended September 30, 2004 Compared to September 30, 2003 - Page 91

5. We note your response to prior comment 37 and your revised disclosure on page 91. Expand your disclosure to describe in more detail what you mean by "product upgrades." Specifically, clarify whether these are upgrades to products that are already with customers, or if these are upgrades to on-hand inventory that has resulted in improved sales. Also, discuss what impact the product upgrades will have on your trends. For example, if the product upgrades caused an increase in revenues as a result of upgrading existing customers, it would seem that the revenues would decline in future periods as it relates to these upgrades.

6. In addition to the above, tell us what impact the product upgrades had on your inventory obsolescence reserve analysis.

7. We note your response to prior comments 37 and 39 and your revised disclosures on pages 91 and 92 that attribute changes in revenues to
"general economic conditions." We note that you attribute the increase in revenues in 2002 and 2004 to these general economic conditions and also attribute the decrease in revenues in 2003 to general economic conditions. We believe this disclosure is vague and does not provide sufficient information for the reader to understand your operations. Revise your disclosures to address the following:

a) Discuss what specific economic conditions impact your business. If there are particular portions of the economy, such as interest rates, technology spending, or other matters that specifically impact your business, you should describe those factors.

b) In general, economic conditions have been improving over recent years, and therefore it is not clear based on your current disclosures why general economic conditions caused a decrease in your
2003 revenues. Expand your disclosures to address why economic conditions caused a decline in your 2003 revenues at a time when the general economy was improving.

c) Revise to discuss any known trends that exist in your business.

d) In general, there are many internal factors that can also lead to changes in revenues. Among these are changes in marketing spending, loss of customers, addition of significant new customers, introduction of new products, acquisitions, etc. Revise to discuss any internal factors that may have impacted the changes in revenues between periods.

For the Year Ended December 31, 2002 Compared to December 31, 2001
-
Page 92

8. We note your response to prior comment 41 and your revised disclosure on page 92. However, you appear to be describing an improvement in gross profit margin, but the gross profit margin declined from 54.4% in 2001 to 50.4% in 2002. Revise to discuss why your gross profit margin declined from 2001 to 2002.









Wireless Telecom Group, Inc. Consolidated Financial Statements as of
December 31, 2003

Note 1 - Description of Company and Summary of Significant
Accounting
Policies - Page F-7

Stock Based Compensation - Page F-10

9. We note your response to prior comment 52. We continue to request that you revise the presentation of the information to conform to the requirements of paragraph 2(e) of SFAS 148. Please note this comment also applies to your interim financial statements.


* * *


      As appropriate, please revise your proxy statement in response to these comments and to update your disclosure. As required by Rule
14a-6(h), please provide us with marked copies of the revised proxy statement to expedite our review. Please furnish a cover letter with your revised proxy statement that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your revised proxy statement and responses to our comments.

      Direct questions on the financial statements and related disclosure to Kevin Vaughn at (202) 824-5387 or Daniel Gordon,
Branch
Chief, at (202) 942-2813. Direct any other questions to Donald C. Hunt at (202) 824-5662 or to me at (202) 942-1880.


 	Sincerely,



	Peggy Fisher
	Assistant Director



cc (via fax): 	Robert H. Cohen, Esq. - Greenberg Traurig
	Anthony J. Marsico, Esq. - Greenberg Traurig

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Paul Genova
Wireless Telecom Group, Inc.
March 15, 2005
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